UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ENIGMA SOFTWARE GROUP, INC.
-------------------------
(Name of Issuer)

Common Stock, par value $0.001 per share
----------------------------------------
(Title of Class of Securities)

29338 109
(CUSIP Number)

Mr. Douglas H. Leighton
c/o Dutchess Private Equities Fund Ltd.
50 Commonwealth Avenue, #2
Boston, MA 02116

--------------------
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

04/14/2008
---------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197351208	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Alvin Estevez

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

[OO]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 197351208	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: Colorado Stark

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

[OO]

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Lithuania

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment to Schedule 13D (this “Schedule 13D”), relates to common stock, par value $.001 (“Common Stock”), of Enigma Software Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 150 Southfield Avenue, Suite 1432, Stamford, CT 06902.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed jointly by Alvin Estevez (“Estevez”) and Colorado Stark (“Stark”). The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)-(c) Mr. Estevez is a natural person, and his principal occupation is the President and Chairman of Enigma Software Group USA, LLC (“Enigma”). The address of his principal office and principal place of business is c/o Enigma, 150 Southfield Avenue, Suite 1432, Stamford, CT 06902.

Mr. Stark is a natural person, and his principal occupation is the Executive Vice-President of Enigma. The address of his principal office and principal place of business is c/o Enigma, 150 Southfield Avenue, Suite 1432, Stamford, CT 06902.

(d)-(e) During the last five years none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Estevez is a citizen of the United States of America. Mr. Stark is a citizen of the Republic of Lithuania.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 14, 2008, pursuant to the terms of that certain Series A Convertible Preferred Stock Purchase Agreement (the “Agreement”) by and among the Reporting Persons, the Issuer and Title America Corp. (‘Title America”), the Reporting Persons sold all of their shares of Series A Preferred Stock (the “Series A Preferred Stock”) to Title America and as a result ceased to be stockholders of the Issuer. Title America paid an aggregate amount of $1,000 for the Series A Preferred Stock from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

On March 26, 2008, pursuant to that certain convertible secured debenture (the “First Debenture”), in the face amount of One Million Dollars ($1,000,000), dated June 28, 2006, by and between Dutchess Private Equities Fund, Ltd. as successor in interest to Dutchess Private Equities Fund, LP and Dutchess Private Equities Fund, II, LP (“Dutchess”) and the Issuer, and a second convertible debenture, dated July 20, 2007, issued by the Issuer to Dutchess, in the face amount of Five Hundred Thousand Dollars ($500,000) (the “Second Debenture”, together with the First Debenture, the “Debentures”), Dutchess issued to the Issuer a notice of an event of default, due to the Issuer’s failure to make regular monthly interest payments and payments of principal under the terms of the First Debenture and failure to make required interest payments under the Second Debenture (the “Default”). The purpose of entering into the Agreement was to resolve the Default. The sale of the Reporting Persons shares of Series A Preferred Stock was part of a series of transactions to restructure the Issuer and to cure the Default.

Except as set forth above, neither of the Reporting Persons has any plans or proposals which the Reporting Persons may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Neither of the Reporting Persons has effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On April 14, 2008, pursuant to the terms of the Agreement, the Reporting Persons sold all of their shares of Series A Preferred Stock to Title America and as a result ceased to be stockholders of the Issuer. Title America paid an aggregate amount of $1,000 for the Series A Preferred Stock from its working capital.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Joint Filing Agreement dated April 24, 2008.

Exhibit 2.	Series A Convertible Preferred Stock Purchase Agreement by and among Alvin Estevez, Colorado Stark, Enigma Software Group, Inc. and Title America Corp. (incorporated by reference to the Form 8-K of Enigma Software Group, Inc., filed April 18, 2008).

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 24, 2008

/s/ Alvin Estevez
Alvin Estevez

/s/ Colorado Stark
Colorado Stark

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock of Enigma Software Group, Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of April, 2008.

/s/ Alvin Estevez
Alvin Estevez

/s/ Colorado Stark
Colorado Stark